Casella Waste Systems, Inc.
                               25 Greens Hill Lane
                             Rutland, Vermont 05701



                                 August 3, 1998


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

     RE: CASELLA WASTE SYSTEMS, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-55879)
           --------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Casella Waste Systems, Inc. (the "Company"), requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-55879 (the "S-1 Registration Statement"), filed June 3, 1998. The S-1 Registration Statement related to the possible resale of shares of the Company held by certain stockholders of the Company in transactions which may have been engaged in from time to time by those stockholders or their pledgees. No offers or sales of the Company's Common Stock were made pursuant to the S-1 Registration Statement. The Company subsequently filed a registration statement on Form S- 1 relating to an underwritten public offering, and the shares covered by the S-1 Registration Statement were sold as part of the underwritten public offering pursuant to such subsequent registration statement and related prospectus.

     If you have any questions, please call Jeffrey A. Stein of Hale and Dorr LLP at (617) 526-6624.



                               Very truly yours,

                              /s/ John W. Casella
                              ------------------------------
                              John W. Casella
                              Chief Executive Officer